Mail Stop 6010							April 5, 2006

Ms. Debra Towsley
President and Chief Executive Officer
MEDirect Latino, Inc.
1551 NW 65th Avenue, Suite 4
Plantation, Florida 33313

Re:	MEDirect Latino, Inc.
	Form 10 amendment filed March 24, 2006
	File No. 0-51795

 Dear Ms. Towsley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis, page 17

1. It does not appear that all of your disclosures have been revised to include interim financial information from the end of the fiscal year to the date of the most recent interim balance sheet provided as required by Item 303 (B) of Regulation S-K. Please revise.

Critical Accounting Policies, page 21

2. We acknowledge your revised revenue recognition disclosure; we note your statement that appears to suggest that collectibility of amounts billed to Medicare and to insurance companies is assured. Because there could be risks associated with health care service revenue recognition and with the valuation of the related receivables, it appears this statement could be misleading to investors. Please refer to paragraph 2.11 of the AICPA Audit and Accounting Guide for Health Care Organizations and remove the language that suggests that collectibility of billed services is assured from this section and from Note 1 on page F-8. In addition, include a more robust discussion of the uncertainties involving the application of all critical accounting estimates you identified, consistent with Section V of Financial Reporting Release 72 as previously requested in comment 18. For example, include a discussion of the uncertainties associated with the pricing reviews performed by Medicare and the resulting pricing adjustments if material.

Revenue Recognition, page 21

3. Please disclose how you account for contractual adjustments when recording revenues. Refer to paragraphs 5.02 and 5.03 of the AICPA
Audit and Accounting Guide for Health Care Organizations.

Liquidity and Capital Resources, page 20

Capital Resources, page 20

4. The amount included in the table for the Series A Preferred of $422,500 does not agree with the amount included in the statement of stockholder`s equity, $329,604. Please reconcile. In addition, explain your footnote that the financial statements reflect the diluted price per share. Do you mean after expenses? Please clarify. Some of the per share amounts differ by an amount too great to be expenses. All disclosure should be consistent with the retroactively restated statement of stockholders` deficit.

5. Please include a tabular disclosure of your contractual obligations as required by Item 303(a)(5) of Regulation S-K.

Financial Statements for years ended June 30, 2005, 2004 and 2003

Statements of Operations, page F-4

6. Please provide a separate classification for bad debt expense on the face of the statement of operations. Bad debt expense should not reduce sales as you state on page 21.

Statements of Stockholder`s Deficit, page F-5

7. With regard to comment 30, explain why founders shares in 2004 and
2005 were not recognized at fair value as compensation. Tell us who these shares were issued to.

8. The financial statements should reflect the Class A Common
Stock
disclosed on page 28.

Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-7

9. We note your response to comment 32. Your revised disclosures do not appear to address all of the four revenue recognition criteria outlined in SAB Topic 13.A.1. For example it is still unclear how revenues are earned at the time of the shipment, how the fee is fixed and determinable, and how collectibility of the amount billed to your customer is reasonably assured when revenues are recognized. Please clarify and update your MD&A as appropriate. Also, specifically address your return policy and how you account for returns.

Note 5, Related Party Transactions, page F-9

10. Your response to comment 36 and your revised disclosures did not appear to fully address our comment. As we had asked, please tell us and clarify in this note which notes payable were originally issued as convertible notes and disclose the conversion terms at issuance.
Tell us how you considered any beneficial conversion features related to EITFs 98-5 and 00-27. In your response include references to the specific paragraphs within the accounting literature upon which you relied that support the accounting for these transactions.

11. The discussion of the December 2002 agreements in this note indicates only one shareholder. The disclosure on page 26 indicates the agreements are with two shareholders. Please reconcile these inconsistencies.

12. We did not find any revised disclosure in response to comment
37
as you indicated. Please provide the requested disclosure. The issuance of stock must be recorded at fair value even in the absence of a public market. We note stock issuances for cash in the periods presented.

13. With regard to response 39, the use of the term "payments" preceding the table in Note 5 is confusing since the immediately preceding sentence is discussing stock issued for accrued consulting fees so no "payment" was made. Clarify if the amounts of $210,403 and $94,695 are the amount of expense recognized in each year.
The
amount of expense in all three years should be disclosed. Clarify how the amounts of $210,403 and $94,695 relate to $462,626. Also clarify how the amounts of $210,403 and $94,695 relate to the discussion of the December 2002 agreement(s).

14. Please refer to your response to comment 40. We did not see your revised disclosures as required by paragraph 47 of SFAS 123 included in this note. It appears that the 500,000 shares of stock granted in the form of stock options disclosed in this note would require the inclusion of such disclosures. Also explain your accounting for the
500,000 shares.  Please advise.

Note 9, Stockholder`s Equity, page F-12 - F-13

15. Your response to comment 41 and your revised disclosures that the warrants expired without being exercised did not appear to fully address our comment. Please readdress the comment and include references to the specific paragraphs within the accounting literature you used that support your accounting treatment.

16. Please revise your interim financial statement disclosures based on the preceding audited financial statement comments, as applicable.

Financial Statements for the six months ended December 31, 2005, and
2004 (unaudited)

17. Item 11 on page 27 states that there are 17,670,545 common shares
outstanding as of February 6, 2006. Direct us to, or provide, disclosure that reconciles that number of common shares to 11,119,515 shares shown outstanding at December 31, 2005 shown on the statement of stockholders` deficit.

Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-37

Advertising, page F-39 and Note 5, Direct Response Advertising, page
F-40

18. Provide us a full explanation supporting your accounting for direct response advertising:
* You did not include a disclosure of the nature of the costs included in direct response advertising except for a reference to related costs for diabetes supplies. Please refer to paragraph ..24 of SOP 93-7 for a list of advertising expenses that are capitalizable under limited circumstances, refer to paragraph .49. Tell us how many advertisements you have run, when those advertisements were run and how you accounted for all advertisements.
* From your current disclosures it is uncertain how you meet the requirements listed under paragraphs .26, and paragraphs .33 through
..41 of SOP 93-7. Fully describe how your procedures meet the requirements. Provide us with the historical data that demonstrates that probable future revenues arising from the advertising costs deferred exceed the future costs to be incurred in realizing those revenues. Provide data that shows the amount deferred related to a specific direct-response advertising cost pool and provide the revenues and related costs associated with the initial sale separately from the revenues and related costs of renewal sales and probable revenues and costs of future renewals.
* Demonstrate how your amortization of this asset over four years and your impairment policy comply with the requirements listed under paragraphs .46 through and .48 of the SOP.





General

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at
(202) 551-3862 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director


     cc:  Melissa K. Rice, Esq.



Ms. Debra Towsley
MEDirect Latino, Inc.
April 6, 2006
Page 2